EXHIBIT 99.1

O2Micro Reports First Quarter Results

GEORGE TOWN, Grand Cayman, May 2, 2012 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the first quarter of 2012, ending March 31, 2012.

Financial Highlights for the First Quarter of 2012:

O2Micro International Limited reported Q1 2012 revenue of $29.7 million. Revenue was up 4% sequentially and down 4% from the comparable year-ago quarter. The gross margin in the first quarter of 2012 was 56.2%. The gross margin was flat with 56.1% in the prior quarter and down from 59.7% in the first quarter of 2011. During the first quarter of 2012, the company recorded total GAAP operating expenses of $17.1 million, compared to $16.5 million in the fourth quarter of 2011 and $15.2 million in the year-ago Q1 period. Operating expenses in the first quarters of 2012 and 2011 included expense offsets for litigation income of $100,000 and $850,000, respectively. There were no corresponding offsets included in the fourth quarter of 2011. The respective GAAP operating margins for the first quarter of 2012, and the fourth and first quarters of 2011 were (1.3%), (1.4%), and 10.7%.

GAAP net income was $44,000 in Q1 2012. This compares to GAAP net income of $1.9 million in the fourth quarter of 2011 and GAAP net income of $3.1 million in Q1 2011. GAAP net income per fully diluted ADS was $0.00 in Q1 2012, $0.06 in Q4 2011, and $0.09 in Q1 2011.

Supplementary Data:

The company ended the first quarter of 2012 with $120.1 million in unrestricted cash and short-term investments or $3.62 per outstanding ADS. The accounts receivable balance was $15.5 million and represented 42 days sales outstanding at the end of Q1 2012. Inventory was $7.9 million or 55 days and turned over 6.6 times during Q1 2012. As of March 31, 2012, the company had $129.9 million in working capital and the book value was $179.8 million, or $5.41 per outstanding ADS.

As of December 31, 2011, O2Micro International Limited counted 803 employees, including 446 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "Our revenue began to rebound in the first quarter and we are optimistic about the future." Mr. Du continued, "In recent months, we have been granted several key patents that should position our new products well in the power, battery and general lighting markets."

Conference Call: O2Micro will hold its first quarter conference call today, May 2, 2012, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:                                877-857-6173, passcode # 8119004

INTERNATIONAL participants:                        719-325-4793, passcode # 8119004

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:                                888-203-1112, passcode # 8119004

INTERNATIONAL participants:                        719-457-0820, passcode # 8119004

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 19,795 patent claims granted, and over 20,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31,
	2012	2011

NET SALES	$ 29,687	$ 31,076

COST OF SALES	13,013	12,534

GROSS PROFIT	16,674	18,542

OPERATING EXPENSES (INCOME)
Research and development (1)	8,623	8,417
Selling, general and administrative (1)	8,531	7,652
Litigation income	(100)	(850)
Total Operating Expenses	17,054	15,219

INCOME (LOSS) FROM OPERATIONS	(380)	3,323

NON-OPERATING INCOME
Interest income	435	271
Foreign exchange gain (loss) – net	6	(59)
Other – net	(110)	3
Total Non-operating Income	331	215

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(49)	3,538

INCOME TAX EXPENSE	245	359

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(294)	3,179

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	338	(33)

NET INCOME	44	3,146

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale securities	174	444
Foreign currency translation adjustments	510	223
Unrealized pension gain	4	4
Total Other Comprehensive Income	688	671

COMPREHENSIVE INCOME	$ 732	$ 3,817

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.01)	$ 0.09
Discontinued operations	0.01	--
	$ --	$ 0.09

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.01)	$ 0.09
Discontinued operations	0.01	--
	$ --	$ 0.09

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	31,736	33,509
Diluted (in thousands)	32,522	34,569

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 252	$ 333
Selling, general and administrative	$ 468	$ 761

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2012	2011
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 20,636	$ 32,562
Restricted cash	174	169
Short-term investments	99,503	93,016
Accounts receivable – net	15,530	12,062
Inventories	7,926	7,926
Prepaid expenses and other current assets	2,322	2,228
Total Current Assets	146,091	147,963

LONG-TERM INVESTMENTS	16,099	15,939

PROPERTY AND EQUIPMENT – NET	28,375	28,330

OTHER ASSETS
Intangible assets	1,481	1,565
Other Assets	4,779	4,614
Total Other Assets	6,260	6,179

TOTAL ASSETS	$196,825	$198,411

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 7,553	$ 6,641
Income tax payable	552	606
Accrued expenses and other current liabilities	8,053	8,237
Total Current Liabilities	16,158	15,484

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	631	628
Long-term income tax liabilities	66	66
Other liabilities	129	129
Total Other Long-Term Liabilities	826	823

Total Liabilities	16,984	16,307

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 and 1,653,265,600 shares as of March 31, 2012 and December 31, 2011, respectively	33	33
Additional paid-in capital	136,722	136,625
Retained earnings	42,702	42,658
Accumulated other comprehensive income	7,587	6,899
Treasury stock – 79,242,450 and 47,990,100 shares as of March 31, 2012 and December 31, 2011, respectively	(7,203)	(4,111)
Total Shareholders' Equity	179,841	182,104

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$196,825	$198,411
CONTACT: Gary E. Abbott
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: gary.abbott@o2micro.com